PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿   (ALSO  ADMITTED IN ENGLAND & WALES)

*  (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ___________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 20, 2014

Confidential

Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Gabriel Eckstein, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Momo Inc.

(formerly known as Momo Technology Company Limited)

CIK No. 0001610601

Response to the Staff’s Comment Letter Dated September 24, 2014

Dear Ms. Jacobs, Mr. Crispino, Mr. Eckstein, Mr. Krikorian and Mr. Rohn:

On behalf of our client, Momo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 24, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

U.S. Securities and Exchange Commission

October 20, 2014

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on September 5, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013, and the Six Months Ended June 30, 2013 and 2014

Net revenues, page 62

1.	Your disclosure on page 63 indicates that your revenues from mobile games depend on the number of paying users. We note that revenue from mobile games represented 32% of your total net revenues for the six months ended June 20, 2014. Please disclose the number of paying users of your mobile games for each period presented to provide context for your growth in mobile games net revenues. Refer to Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 63 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

2.	Please expand your disclosure to disclose the assets that are collateral for only VIE creditors and provide clarification that VIE creditors cannot go to the primary beneficiary for payment. Refer to FASB ASC 810-10-50-3(bb) & (c).]

In response to the Staff’s comment, the Company has added the referenced disclosure on Page F-15 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

October 20, 2014

Note 2. Significant Accounting Policies

Revenue recognition

(b) Mobile Games, page F-19

3.	We note your disclosure on page 62 that you have two types of mobile game services, namely non-exclusive mobile game services and exclusive mobile game services. Please disclose the consumption period for the non-exclusive mobile game services and the estimated players’ life for the exclusive mobile game services.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 73, 74, F-56 and F-57 of the Revised Draft Registration Statement.

*        *        *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jeffrey Fu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7159 or via email at jfu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Yan Tang, Chief Executive Officer, Momo Inc.
Jonathan Xiaosong Zhang, Chief Financial Officer, Momo Inc.
Jeffrey Fu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Zhang, Partner, Kirkland & Ellis International LLP